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                              January 25, 2022

       Brent Ness
       President and CEO
       Nocimed, Inc.
       951 Mariners Island Blvd, Suite 300
       San Mateo, CA 94404

                                                        Re: Nocimed, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-262026

       Dear Mr. Ness:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 6, 2022

       Regulatory Filings, page 7

   1. We note your revised disclosure on page 7 in response to prior comment 9. Please revise to identify the legal
firm that you reference in this section and file their consent to summarize portions of
their letter. Refer to Securities Act Rule 436. Also, revise to provide context to
counsel's "reasonable to conclude" statement by indicating whether the letter indicates a
degree of uncertainty regarding the regulatory classification and the applicability of the
exemption. In this regard, we note that it does not appear that counsel has provided a firm
opinion that the product is not a device.
 Brent Ness
FirstName  LastNameBrent Ness
Nocimed, Inc.
Comapany
January 25,NameNocimed,
            2022         Inc.
January
Page 2 25, 2022 Page 2
FirstName LastName
Capitalization, page 60

2. You disclose that all share and per share amounts set forth have been presented on a retroactive basis to reflect a 1-for-5.29 reverse stock split. Please clarify whether this reverse stock split has actually occurred and if not, your basis for providing retroactive adjustment throughout the prospectus. To the extent that the reverse stock split has occurred, please ensure that your historical financial statements for each period presented are retroactively adjusted in accordance with ASC 505-10-S99-4. Compensation of Our Executive Officers, page 105

3. Please revise to provide executive compensation information for the fiscal year ended
         December 31, 2021.
Financial Statements
Note 1. The Company and its Significant Accounting Policies
Net Loss Per Common Share, page F-12

4. Please explain why you removed previously provided disclosures regarding the treatment of potentially dilutive securities in your calculation of EPS or restore such disclosures in accordance with ASC 260-10-50-1(c).
Note 3. Restatement of Previously Issued Financial Statements, page F-13

5. With the restatement of previously issued financial statements, please tell us whether you identified a material weakness in your internal control over financial reporting. Please also include a risk factor describing any material weaknesses identified, the restatement that resulted, and any associated remediation procedures and related time frame.
Note 8. Short Term Notes and Convertible Debt
NuVasive, Inc. Convertible Note and SAFE Agreement, page F-17

6. It appears that your Future Preferred Equity Commitment balance of $5,201,977 as of
         September 30, 2011 includes $2 million related to the SAFE Agreement entered into with
         Nuvasive. Please tell us how you determined that this liability should not be measured at fair value each period with gains and losses recognized in earnings. Refer to the authoritative literature upon which you relied, including your consideration of whether this agreement met the requirements for derivative accounting under ASC 815. Please also address your disclosure on page 73 which states that as you did not raise $10 million in new capital before June 30, 2021, you agreed to issue 1,584,660 Series B-2 preferred shares to Nuvasive under the SAFE agreement. Explain how the $2 million carrying value of the SAFE liability represents the fair value of the preferred shares to be issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brent Ness
Nocimed, Inc.
January 25, 2022
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at (202) 551-4391 or Al Pavot (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Gary Guttenberg at (202) 551-6477 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameBrent Ness
                                                           Division of
Corporation Finance
Comapany NameNocimed, Inc.
                                                           Office of Life
Sciences
January 25, 2022 Page 3
cc:       Stanley Moskowitz, Esq.
FirstName LastName